Career Education Corporation

2001 Summary Annual Report

COMPETE EXCEL DELIVER

We turn dreams into futures



Brooks Institute of Photography
Santa Barbara, California
www.brooks.edu



Brown Culinary
Minneapolis, Minnesota
www.browncollege.edu



American InterContinental University
Atlanta/Buckhead, Georgia
www.aiubuckhead.com



Gibbs School
Vienna, Virginia
www.gibbsschool.com



California Culinary Academy
San Francisco, California
www.baychef.com


1140 S.

Collins College
Tempe, Arizona
www.collinscollege.edu



American InterContinental University
London, England
www.aiulondon.ac.uk



International Academy of Design and Technology
Orlando, Florida
www.iadt.edu



Katharine Gibbs School
New York, New York
www.gibbsny.com

SCHOOLS OF CHOICE

Career Education Corporation's 42 schools, colleges and universities are leaders in their markets, have long operating histories, sterling reputations and well-known brand names. They are "schools of choice"— selected by students who have many other educational options. Students choose CEC schools because they deliver a premier education that prepares them for successful and rewarding careers in four high growth areas — visual communication and design technologies, information technology, business studies and culinary arts.

During 2002, we expect to generate the most revenue from brick-and-mortar campuses compared to any group in the private, for-profit postsecondary education industry.



Scottsdale Culinary Institute
Scottsdale, Arizona
www.scichefs.com



International Academy of Design
Montreal, Canada
www.iad-mtl.com



International Academy of Design and Technology
Chicago, Illinois
www.iadtchicago.com

CONTENTS:

We are a dynamic educational services company committed to quality, career-focused learning led by passionate professionals who inspire individual worth and lifelong achievement.

Turning Dreams Into Futures

Career Education Corporation

Career Education Corporation's 42 schools, colleges and universities provide students with the education they need for long and satisfying careers, and prospective employers with a highly qualified pool of workers from which to choose. CEC offers postsecondary associate, bachelor's and master's degree programs and non-degree diploma and certificate programs in four core curricula:

- visual communication and design technologies
- information technology
- business studies
- culinary arts

2001 Financial Highlights

Net Revenue



$ 82.6
$ 144.2
$ 216.8
$ 325.3
$ 529.2
97
98
99
00
01

Net Income (Loss)*
($ IN MILLIONS)



($ 0.5)
$ 4.5
$ 10.9
$ 22.2
$ 38.4
97
98
99
00
01

Diluted Earnings Per Share*



($ 0.15)
$ 0.17
$ 0.34
$ 0.57
$ 0.85
97
98
99
00
01

Student Population
(AS OF OCTOBER 31)



13,000
15,900
22,500
29,000
41,100
97
98
99
00
01

*BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE



27%
47%
26%

CEC STUDENT POPULATION BY DEGREE GRANTING STATUS*

- Associate
- Bachelor's/Master's
- Certificate/Diploma



14%
20%
45%
21%

CEC STUDENT POPULATION BY CORE CURRICULUM*

- Visual Communication and Design Technologies
- Information Technology
- Business Studies
- Culinary Arts



21%
33%
46%

CEC STUDENT POPULATION BY AGE GROUP*

- Over 30
- 21 - 30
- Under 21

*FALL 2001 POPULATION

Comparison of Cumulative Total Shareholder Return
FROM JANUARY 28, 1998 (IPO) — DECEMBER 31, 2001



CECO
Russell 2000
Peer Index*
$ 900
$ 800
$ 700
$ 600
$ 500
$ 400
$ 300
$ 200
$ 100
$ 0
1/28/98
12/31/98
12/31/99
12/31/00
12/31/01

*PEER INDEX INCLUDES APOLLO GROUP INC., CORINTHIAN COLLEGES, INC., DEVRY INC., EDUCATION MANAGEMENT CORPORATION, ITT EDUCATIONAL SERVICES, INC. AND STRAYER EDUCATION, INC.

2001 was a stellar year for Career Education Corporation.

TO our shareholders

IN A YEAR OF ECONOMIC TURMOIL WHEN MANY COMPANIES STRUGGLED, CEC POSTED RECORD RESULTS ACROSS THE BOARD. Net revenues rose 63 percent, positioning CEC to become the second largest private, for-profit postsecondary education provider in 2002. This puts us within reach of our goal to become the world's largest provider of private, for-profit postsecondary educational services.

During 2002, we expect to generate the most revenue from brick-and-mortar campuses compared to any group in our peer industry. At the same time, our E-learning programs are expanding rapidly — fast becoming another major growth driver for CEC.

But Career Education Corporation's achievements last year go far beyond the numbers, as we met or exceeded every financial goal for the year as defined by our strategic plan. Specifically, we:

Enhanced our leadership position in the four core curricula we provide — visual communication and design technologies, information technology, business studies and culinary arts. Progress was particularly noteworthy in our culinary division, which had an exceptional year. Through our partnership with Le Cordon Bleu and a combination of internal growth and acquisitions, we became the world's largest provider of culinary arts education. Nearly 6,000 students are enrolled in CEC culinary programs.

Proved that our approach to education is recession-resistant.

Particularly in an economic downturn, the candidate with the best education and experience is best positioned to get the job. Potential students understand and appreciate this reality.

During 2001, CEC generated more leads, enrolled and graduated more students and placed more people in career positions than ever before. With aggressive marketing, we captured increasing shares of our four target segments: recent high school graduates, young adults, older students and international students.

Our achievements in 2001 go far beyond the numbers. We met or exceeded every financial goal for the year as defined by our strategic plan.



JOHN M. LARSON

JOHN M. LARSON, Chairman, President and CEO. During 2001, CEC solidified its leadership position as a world-class provider of postsecondary education.

Demonstrated the vitality of our internal operating model.

On a same-school basis, student population increased 21 percent and revenues were up 35 percent. EBITDA climbed 57 percent, demonstrating how we leverage our investments in education, administrative staff and facilities to continually enhance operating margins.

Made a marked entry into E-learning,

launching two full-degree programs and earning the distinction of participating in the Department of Education's Distance Education Demonstration Program. The hallmark of American InterContinental University Online, CEC's fast-growth E-learning division, is its groundbreaking "virtual campus," a total online learning environment that combines a human touch with the latest technology.

Successfully integrated our largest-ever acquisition,

American InterContinental University (AIU). We streamlined management systems and made significant investments in marketing, curricula, staff and infrastructure. Our investments paid off, as AIU dramatically improved its performance across all measures — leads, enrollments, retention and placement rates. AIU is just beginning to realize its full potential.

Expanded our growth platform

to include two highly successful new campus start-ups in Orlando and Philadelphia. Start-ups add a new dimension to CEC's growth strategy, giving us a platform to expand under the umbrella of our well-known brand name universities, colleges and schools. Our plan is to launch two start-ups each year.

PATRICK K. PESCH, Executive Vice President and Chief Financial Officer, analyzes the latest revenue projections. CEC ended 2001 by posting record results for the sixteenth consecutive quarter since becoming a public company.





Senior Vice President of Strategic Planning and Development, evaluates possible acquisition targets worldwide. In 2001, CEC completed three acquisitions.



DR. JON R. COOVER, Senior Vice President of Marketing, presents new student recruiting television commercials. CEC set new records for leads, starts and enrollments in 2001.



STEVE B. SOTRAIDIS, Senior Vice President of Operations, explains how CEC's new job placement Web site will help graduates more easily find good careers and will make it easier for employers to find job candidates.



DR. PATRICIA A. KAPPER, Senior Vice President of Education, reviews a campus's plan to transplant a curricular program. In 2001, CEC successfully transplanted 12 academic programs from campus to campus.

Continued our pace of new acquisitions.

During 2001, CEC completed three acquisitions. In addition to AIU, we acquired the Texas Culinary Academy, a strategic entry into the vast Texas market. Our acquisition of the Pennsylvania Culinary Institute gave us a commanding lead in culinary education. Like all our campuses, these are schools of choice — carefully selected to be part of the CEC family because they are the top preference of students who have many other educational options.

Leveraged our academic excellence.

A major factor in CEC's internal growth is our ability to develop and transplant successful curricula to campuses throughout our system. During 2001, we transplanted 12 academic programs to selected schools. Close ties with employers throughout the CEC system enable us to offer our students academic programs that meet employer needs — now and into the future.

CEC offers a full range of educational options — postsecondary associate, bachelor's and master's degree programs and non-degree diploma and certificate programs. We have the ability to provide for the educational needs of our students throughout their lifetimes as they advance in their careers or make new career choices. To retain our students, we treat them as valued customers.

We are gratified by the achievements we made in 2001 and expect our momentum to continue throughout 2002 and beyond. This year, we will build on our success by:

- Targeting internal revenue growth in excess of 30 percent;
- Targeting two to three additional acquisitions;
- Opening two new start-up campuses;
- Transplanting 15 curricular programs;



NICK FLUGE, Executive Vice President of Operations and Chief Operating Officer of E-Learning, demonstrates AIU Online's ground breaking virtual campus. In 2001, AIU Online offered associate and bachelor's degree programs and has already expanded its 100% online degree offerings in 2002.

- Seizing the enormous potential presented by E-learning;
- Expanding the reach of our marketing programs;
- Continuing to invest in talented staff and top facilities and equipment;
- Adding to the number of bachelor's and master's degree programs offered by CEC schools, thus increasing the average length of our academic programs and enrolling more full-time students;
- Seizing the competitive advantage created by our divisional growth platforms — CEC's Culinary, Academy, Gibbs, University, College and E-learning Divisions;
- Continually enhancing the effectiveness of our academic, retention and placement programs; and
- Exploring new growth opportunities in educational services.

In this letter, we have described what we achieved in 2001. In the pages that follow, we explain how we did it and show that the magic of CEC is really no magic at all. Our success is grounded in sound strategic planning, a highly predictable and scalable business model, and outstanding execution. The proof of our performance is seen every day at each of our campuses. It is borne out in the reputations of our schools.

We are guided by a central mission: We turn dreams into futures. Throughout the CEC system, there is a palpable and passionate commitment to our mission. We have a powerful reason for being that excites enthusiasm and translates into a win-win for all: an outstanding education and lifetime career skills for our students, a highly qualified work force for employers, rewarding careers for our employees, and outstanding returns for our shareholders.

Sincerely,

JOHN M. LARSON
Chairman, President and
Chief Executive Officer

"We are guided by a central mission: We turn dreams into futures. Throughout the CEC system, there is a palpable and passionate commitment to our mission."



[illegible] Executive Vice President of Operations, listens to a report on various facility enhancement projects. CEC's campuses continually adapt to provide industry-current curricula and equipment.

AIU Online's "Virtual" Campus Hailed as New Role Model for E-Learning

CAREER EDUCATION CORPORATION MADE ITS MARKED ENTRY INTO E-LEARNING with the February 2001 launch of American InterContinental University Online. The school immediately distinguished itself among E-learning degree programs.

Nick Fluge, Executive Vice President of Operations and Chief Operating Officer for E-learning, says most online courses are little more than text on a Web page — like putting a textbook online. However, AIU Online courses are a complete multi-media experience.

"Our courses offer animation and sound that not only gives students a more enjoyable sensory experience," Fluge says, "but also helps students retain more of what they learn. Students learn practical skills and real-world competencies."

Furthermore, AIU Online's groundbreaking "virtual" campus creates a complete campus experience online, from the student's first expression of interest until they are placed in a job after graduation.

For example, AIU Online was the first college in the United States to offer a 100 percent online Financial Aid Processing Center, eliminating the need for a paper-intensive application. Its 100 percent online Enrollment Center served as a model for CEC brick-and-mortar schools that wanted to set up their own online enrollment centers.

Each AIU online student has a personalized Internet portal through which they can monitor their grades, the status of their financial aid, course schedules and assignments. Their home page includes daily postings of the top five news stories of the day from their field of study.

AIU SCHOOLS THRIVE AFTER CAREER EDUCATION MAKEOVER

Career Education Corporation completed its purchase of EduTrek International, Inc. in January 2001 and immediately set about to revitalize its network of American InterContinental University schools. The result:

- **197 percent jump in leads generated;**
- **128 percent increase in new student starts (excluding approximately 1,000 students enrolled in AIU/London's Study Abroad Program); and**
- **37 percent hike in overall AIU population.**



AIU schools brought coveted bachelor's and master's degree programs in three of CEC's four core curricula and extended the company's geographic presence beyond North America to the United Kingdom and the United Arab Emirates.



The virtual campus's Cybrary (online library) won the Golden Web Award and in September 2001 linked to Galileo, an award-winning online library system that quadrupled AIU Online's access to full-text periodicals, university library catalogs and government sites.

The school offered associate and bachelor's degree programs in information technology/systems and an associate degree in business studies in 2001, with master's degrees in business administration and information/technology systems added in early 2002.

Two more degree programs will be added in 2002, with a bachelor's in business administration and a bachelor's of fine arts program slated for introduction in 2003.

"We've created an entirely new customer base for CEC," Fluge says. "Other CEC schools reach people who live in certain places or students who can relocate. We're reaching out to the rest of the world — those people who need a 24/7 anytime-anyplace option."


NUMBER OF FOREIGN STUDENTS STUDYING IN THE U.S.
SOURCE: INSTITUTE OF INTERNATIONAL EDUCATION
457,984
481,280
490,933
514,723
547,867
97
98
99
00
01


CEC

FOCUS . . .

Borders No Longer a Barrier to Education

The Open Doors 2001 Study of Student Global Mobility reveals students are traveling overseas for education in record numbers. The number of international students coming to the United States was up 6.4 percent last year — the largest increase in 20 years. The number of American students traveling abroad rose 11 percent last year — and is up 61 percent in the last five years. Education is the nation's fifth largest service sector export.

To introduce more international students to CEC schools, the company made 10 in-country visits in 2001, including to Turkey, Switzerland, Sweden and Norway.

In addition to participation in overseas college fairs (seven in 2001), the visits included high school presentations, hotel presentations, embassy visits (to streamline the visa process for prospective students) and visits to Ministries of Education to seek official recognition for CEC schools. Most recently, Turkey recognized American InterContinental University/London programs for the first time.

continued on back of flap


Heathrow

AIU/LONDON ATTRACTS STUDENTS from over 100 countries and is one of only two universities in the world to hold both U.S. regional accreditation and British accreditation.

The company also revamped its relationship with 40 overseas agents who represent CEC schools in-country.

As a result, more international students attended CEC schools this year, with the international student populations expected to double in 2002.

Not all international students are coming to North America. AIU/London attracts students from over 100 countries who are drawn, in part, to the school's unique position as one of only two universities in the world to hold both U.S. regional accreditation (through the Commission on Colleges of the Southern Association of Colleges and Schools) and British accreditation by the Open University Validation Services.

Brooks Institute of Photography in Santa Barbara, California, also attracts students from all over the world, including South America, Scandinavia and the Pacific Rim.

Dr. John Calman, President of Brooks Institute, says these alumni are the school's best advertisement. To foster a closer relationship with them, the school has launched the Brooks Institute Global Network quarterly online newsletter.


CENTRAL AMERICA
Caribbean Sea

"Our alums are an invaluable referral source for us," Calman says. "That's why we also offer graduates a free Web e-mail account they can keep for life. And we're talking with international alumni about organizing an alumni association. We want to cement a lifelong bond between them and Brooks Institute of Photography."

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To unlock AIU's full potential, each school's business systems, staff, infrastructure and facilities were examined using CEC's management approach, guided by an underlying mandate to better serve student customers.

Installation of Campus 2000, the new management information system, identified opportunities to create new efficiencies and economies of scale at AIU schools. Schools with heavy evening enrollment, for example, worked hard to increase daytime enrollment (and vice versa) to better utilize staff and facilities. This attention to detail brought about a 48 percent increase in day students at one campus alone.

Brian Williams, Vice President and Managing Director of the University Division and CEO of AIU, says, on the curricular side, every academic program was reviewed, revised and updated. "We used faculty teams and local advisory boards from each AIU campus to make programs more current and industry applicable."

The Dunwoody (Atlanta), Los Angeles and Ft. Lauderdale campuses introduced two new master's degree programs — one in global technology management and one in information technology.

In 2001, AIU Online was selected as one of 10 new participants in the U.S. Department of Education's prestigious Distance Education Demonstration Program. The program allows participating schools, colleges and universities to offer new ways of providing online education to more students. AIU Online has already developed for Department of Education approval an innovative digital signature that will make the financial aid process 100 percent paperless.

Other virtual campus enhancements slated for 2002 include a behavioral-based student tracking system that sends reminders and alerts to students about activities, appointments and deadlines. This built-in student success tool helps the school identify high-risk students earlier.

AIU Online's virtual campus also will be PDA compatible in 2002, bringing the campus to the student wherever they may be — even if it's hundreds of miles from a physical Internet connection.

Fluge expects revenues for AIU Online to surpass $100 million by 2005. "We have the whole world as a potential customer base," he says. "We're only limited by the size of our goals."

The M.I.T. program also was introduced at AIU Online. The Ft. Lauderdale campus introduced an additional bachelor's degree in visual communication.

CEC invested heavily in marketing and admissions — emphasizing to prospective students the opportunity to earn a traditional university degree. For the first time, AIU also marketed directly to high school students.

A new Corporate Partners program encourages companies to send employees to AIU schools to earn a degree in the area in which they work or to work toward a higher degree.

CEC's approach worked. After posting significant losses prior to acquisition, AIU returned to profitability and is poised for continued growth going forward.





WHEREVER, WHENEVER
AIU Online's virtual campus also will be PDA compatible in 2002, bringing the campus to the student wherever they may be — even if it's hundreds of miles from a physical Internet connection.

Campus Start-Ups Provide Right Growth Recipe For CEC

IN 2001, SCHOOL START-UPS PROVED TO BE A HIGHLY SUCCESSFUL MEANS of driving Career Education Corporation's growth expectations.

Two campus start-ups, CEC's first ever, opened their doors in April: Katharine Gibbs School/Philadelphia and the International Academy of Design and Technology/Orlando. Both produced revenues and profitability well in excess of expectations.

"The outstanding performance of these new campuses confirms that start-ups represent a significant growth opportunity to extend the brand equity of our schools into large markets," says Patrick K. Pesch, Executive Vice President and Chief Financial Officer.

IADT/Orlando offers associate degree programs in network engineering and computer graphics and associate and bachelor's degree programs in Web design. The new 31,000 sq. ft. facility is a major asset in recruiting, with its extensive landscaping, ample parking and open, airy design. All computer labs are equipped with high-performance computers, fiber optic cable and T-1 connections for instant Internet access. The school attracts a diverse student population in terms of age and gender and is split 60/40 between day and night students.

"We originally anticipated that the new campus would meet the school's needs for several years," Pesch says. "But we're already considering expansion options to accommodate growth."

Gibbs/Philadelphia's initial diploma programs in business, information technology and visual communications are expected to be upgraded to the associate degree level in 2002. By year-end 2001, construction began on additional classrooms that will nearly double the school's initial 17,000 sq. ft. facility.

"Gibbs/Philadelphia has carved out a unique niche in an area known for excellent educational options by providing students with a world-class instructional environment," Pesch says. "Every student receives a laptop computer, and the facility is equipped with all-wireless technology that lets students stay connected anywhere on campus."

Two additional start-up campuses are scheduled to open in 2002. In Orlando, Florida, the Orlando Culinary Academy already is enrolling students for the Le Cordon Bleu culinary arts program it will begin offering in July. "The Orlando market offers outstanding fundamentals for a culinary program, including a large base of prospective students

LE CORDON BLEU FUELS CEC'S CLIMB TO TOP SPOT IN GLOBAL CULINARY EDUCATION

When Career Education Corporation announced its partnership with Le Cordon Bleu in 1998, it already was one of the nation's fastest-growing providers of culinary education. Since then, growth has continued to accelerate. Propelled by the powerful Le Cordon Bleu brand, CEC has soared past the ranks of culinary education providers worldwide and now stands atop the list following the acquisition in late 2001 of Pennsylvania Culinary Institute.

"Same-school growth in 2001 was 29 percent across the culinary school system, and the Le Cordon Bleu curriculum was a primary contributor to that



excellent performance," says Paul Ryan, Vice President and Managing Director of CEC's Culinary Division. "Our plans for

START-UPS FUEL GROWTH
CEC evaluates potential markets for start-ups by analyzing the market size and potential, the competitive environment and employment prospects for graduates.



"CEC has a long history of acquiring schools and growing them significantly by investing in marketing systems, management and new programs."

Acquisition candidates must provide CEC with the opportunity to serve an attractive educational market (in terms of programs and/or geography), reach a large pool of potential students, be capable of market leadership, and possess significant growth potential.

CEC's reputation among potential acquisition targets gets stronger every year, thanks to the company's stellar financial performance and its outstanding track record for growing the schools it acquires. Personal relationships also play an important role in the acquisition process.

During 2001, CEC completed three acquisitions, including two in the Culinary Division. Texas Culinary Academy marked CEC's entry into a state the company has designated as one of its top-priority target markets for expansion, and Pennsylvania Culinary Institute propelled CEC to the leading position in culinary education worldwide.





"We will continue to rely on acquisitions to not only enhance our leadership in our core curricula, but also enter new educational markets because they provide a leading market position in the community and give us established academic programs and infrastructures with faculty," Steele says.


cec

FOCUS...

Reputation and Track Record Make CEC the "Buyer of Choice"

Acquisitions have played a major role in Career Education Corporation's success and remain an important element of the company's growth strategy. With more than 2,500 private, for-profit and 1,500 private, non-profit postsecondary schools in the United States alone, acquisitions represent a long-term growth opportunity.

"School owners often seek us out when considering the sale of their business because of CEC's excellent reputation in the education community," says Todd Steele, Senior Vice President of Strategic Planning and Development. "It's rare that we don't have the opportunity to acquire any quality school that is sold.

"Owners frequently select CEC because they know we will invest in and grow the institution they created," Steele says.

continued on back of flap



THREE ACQUISITIONS IN 2001

Two of three acquisitions in 2001 were in the Culinary Division — Texas Culinary and Pennsylvania Culinary Institute, which propelled CEC to the leading position in culinary education worldwide.

excel



and a large employer pool. The response to our marketing effort has significantly exceeded our projections," says Jacob P. Gruver, Executive Vice President of Operations.

Recruiting also is underway for the initial class at the new Brooks College campus in the San Jose, California area, which will operate as a branch of Brooks College in Long Beach and under the regional accreditation of the main location. Classes in visual communications and information technology will begin at the new location in the fall.

"Brooks has a long history and an excellent reputation throughout California that will provide a solid foundation for the school's expansion into northern California," Gruver says.

CEC's long-term goal is to develop two start-up campuses annually. "In evaluating potential markets for a start-up, we begin by analyzing the market size and potential, the competitive environment and employment prospects for graduates," Gruver says. "Since a growing percentage of CEC students now come from outside a school's local area, we also look at the market's destination appeal to students. If these factors look promising and attractive acquisitions are not available, the market becomes a prime candidate for a start-up."

"CEC's success with IADT/Orlando and Gibbs/Philadelphia and the very favorable initial response to the Orlando Culinary Academy confirm that campus start-ups will play an important role in the company's future growth plans," Pesch says.

CEC ACQUISITION HISTORY (THROUGH MARCH 2002)	YEAR FOUNDED
Al Collins Graphic Design School (now Collins College)	1978
Brooks College	*1970*
Allentown Business School	1869
Brown Institute (now Brown College)	1946
Western Culinary Institute	1983
School of Computer Technology (now International Academy of Design and Technology)	1967
Katharine Gibbs Schools	1911
International Academy of Merchandising & Design (now International Academy of Design and Technology)	1977
Southern California School of Culinary Arts (now California School of Culinary Arts)	1994
Scottsdale Culinary Institute	1986
Harrington Institute of Interior Design	1931
McIntosh College	*1896*
Briarcliffe College	1966
Brooks Institute of Photography	1945
Washington Business School (now Gibbs School/Vienna)	1950
The Cooking and Hospitality Institute of Chicago	1983
California Culinary Academy	1977
SoftTrain Institute (now SoftTrain College)	1987
Retter Business College (now International Academy of Design and Technology/Ottawa)	1975
American InterContinental University	1970
Texas Culinary Academy	1985
Pennsylvania Culinary Institute	1986

the future are even more ambitious."

Accelerated growth is only one of the benefits CEC has realized from the relationship with Le Cordon Bleu, Ryan says. "Le Cordon Bleu has helped standardize our approach to culinary instruction. Students at every campus are assured of receiving one of the finest culinary educations available anywhere.

"Even before our Le Cordon Bleu partnership, CEC culinary schools were among the best in the nation, so in many cases only minor tweaking was needed to cover the broad range of proficiencies taught in the Le Cordon Bleu curriculum — such as adding a croissants class to the baking and pastry program."

In the initial phase of the Le Cordon Bleu relationship, CEC focused on implementation. Le Cordon Bleu degree programs in culinary arts and pastry arts now are up and running at all but one CEC culinary school, where regulatory approval is anticipated in 2002. The new start-up campus in Orlando, Florida, which is scheduled to open in July, also will offer the Le Cordon Bleu curriculum.

"We now are moving into a new phase that will focus on promoting Le Cordon Bleu as a national brand," Ryan says.

Formation of the Culinary Division has created new opportunities for cooperative efforts among the culinary schools, Ryan says. "We're working together to expand our degree offerings. We also plan additional hospitality and restaurant management programs."



Specialty Marketing and New Divisional Blueprint Ignite Record Growth

De

ONCE AGAIN, 2001 PROVED THAT MARKETING IS THE ENGINE THAT DRIVES CAREER EDUCATION CORPORATION'S GROWTH. Dr. Jon Coover, Senior Vice President of Marketing and Admissions, credits the company's record-breaking marketing performance to three factors: mastering the right media mix, a further embracing of technology, and a new organizational structure, enabling CEC to more effectively market its school brands.

The result? More than one million new leads in 2001 — a nearly 54 percent jump from the year before. The leads translated into a 43 percent leap in overall enrollment and a 39 percent increase in overall student starts — the highest in the company's history.

The Internet was the runaway hero in lead generation. Web leads rose 89 percent, due in large measure to CEC's effective school Web sites, and online partnerships with Peterson's Guide (one of the primary online reference sources for information about educational opportunities), and Embark.com, the Web site where prospective students can learn about any CEC school and immediately initiate the enrollment process online. Web-generated leads are highly desirable because they typically represent sophisticated students who have already investigated various school programs online and are ready to make decisions.

Leads from television advertising and high school recruiting each rose in excess of 40 percent in 2001. Direct mail — a consistent source of leads — generated a robust 44 percent increase in leads.

ACADEMY DIVISION ATTRACTS COMPUTER-SAVVY WEB GENERATION

The eight International Academies of Design and Technology and SoftTrain College that make up the Academy Division expect to be among the biggest beneficiaries of Career Education Corporation's new divisional structure.

"Because of our emphasis on Web and computer technologies, and fashion and interior design, Academy schools appeal to a broader spectrum of students, including younger students," says Jeff Tice, Vice President and Managing Director of the Academy Division. "Now we are better able to leverage our similarities. Plus, our young people are excited to be a part of a larger network of students."

Greater opportunity for collaboration means quicker development of marketing materials, Tice says, and the ability to raise the academic bar across all programs by transplanting the strongest programs to other schools in the division.



Dr. Coover says once students are ready to enroll, better use of technology has helped cut the enrollment process time dramatically. "It used to take 12-14 days from first contact to fully enroll a student who lived outside the school's immediate area. Today, students can complete their initial application online in eight minutes and even chat online in real time with an admissions representative about any questions they have."

In September 2001 the company implemented a new organizational blueprint that aligns CEC schools into six divisions — largely around school "brands." All marketing and admissions activities are organized around specialty platforms within each division. The new divisions are:

- **Culinary Division** (10 schools featuring the Le Cordon Bleu programs)
- **College Division** (including Allentown Business School, Briarcliffe College, Brooks College, Brooks Institute of Photography, Brown College, Collins College, Harrington Institute and McIntosh College)
- **University Division** (six American InterContinental University campuses)
- **Academy Division** (eight International Academy of Design and Technology campuses)
- **Gibbs Division** (nine Gibbs Colleges and Katharine Gibbs Schools)
- **E-learning Division** (AIU Online)

With the new divisional structure, schools still hold onto their identities in their local communities, Coover says. But now students feel they are part of something bigger than their



11%
6%
16%
15%
17%
35%

2001 LEADS BY SOURCE
- Print
- Direct Mail
- Television
- Internet
- High School
- Other

Fast-track education: Students want to get in and get out as quickly as possible but still get the kind of top-drawer education that will give them a head start in their career field. CEC's accelerated degree and diploma programs are extremely popular.

To maximize the heightened interest in CEC schools, recruitment at each school is now organized around specialty platforms — high school, local, national/regional and international. Many schools expanded their admissions staffs and added one or more new platforms in 2001. Company-wide, CEC expanded its admissions staff 30 percent.

"International students are more complex applicants," says Robert Prather, Director of International Marketing. "We spent more time this year working with admissions representatives not accustomed to working with international leads to show them how to handle issues like visas and how to evaluate a foreign student's school credentials. We believe the training will pay off in a greater number of new international student starts."

Strategic planning also began in 2001 for development of resource-focused Web sites devoted to each of CEC's core curricula.



The Organization for Economic Cooperation and Development estimates there's a shortage of 850,000 information technology professionals in the United States and two million in Europe.

For prospective students using an online search engine to learn more about IT careers, CEC is developing a Web site to give students everything they need to know to pursue a career in information technology — including earnings potential, education required, industries with the most opportunity and a listing of CEC schools offering information technology diploma and degree programs, along with links to each school's site.

"We take a methodical, research-based approach to all our marketing and recruiting," Prather says. "The result is we're more coordinated and strategically-focused than ever before."


cec
FOCUS...

Strategic Recruiting Attracts More Out-of-Town Students to CEC Schools

Brisk growth continues in the number of out-of-area students attending CEC schools. Dr. Jon Coover, Senior Vice President of Marketing and Admissions, says there are three primary reasons:

- **Reputation:** Prospective students see CEC schools as "go-to" campuses — worth whatever travel may be required — because of the breadth of programs and the quality of the education offered.
- **Location, location, location:** Because of smart targeting of acquisitions and start-ups, CEC campuses are located in cosmopolitan world-class cities such as New York, Chicago, Toronto, Los Angeles and London, or in cities with special geographic appeal (including Scottsdale, Orlando, San Francisco, Santa Barbara and Atlanta). Students like attending school "where the action is."



BECAUSE OF SMART TARGETING of acquisitions and start-ups, CEC campuses are located in cosmopolitan world-class cities — attracting students from out-of-town and out-of-country. Not surprisingly, they like attending school "where the action is."

continued on back of flap

Liver



own campus. Schools within each division also can take advantage of co-op advertising and capitalize on their brand equity.

Each division has a Vice President for Admissions-Marketing. And local and regional admissions directors are moving to one of four specialty-marketing platforms:

1: High School **2:** National/Regional **3:** Local **4:** International

"We always put a high focus on customer service," Coover says. "When a student comes to us and goes through a college interview, tours the campus, has a chance to meet students and staffers and decides they are going to enroll, we now have a second interview. It's another opportunity to address any underlying concerns or questions that might interfere ultimately with the student's success. We want them to know we're there through every step until they're embraced in the campus family.

"It's high-impact marketing," Coover says. "With seasoned teams at the schools operating with sharper focus in their area of specialty, greater management support and the continual addition of new and higher quality educational products, we have the strategies to continue to set company records in 2002."

For example, plans are already underway within the next year — pending regulatory approval — for IADT's Chicago and Tampa schools to export turnkey bachelor's degree programs to other schools, saving the usual development time and expense.

IADT/Tampa continues to be one of the division's strongest performers, with record growth in nearly every program — especially fashion design and computer animation. The school's multi-media Design Expo and Fashion Show draws



3,000 attendees annually and raises thousands of dollars for charities. Chicago and Toronto IADT schools also stage major fashion shows. Tice expects greater collaboration between the fashion programs and perhaps even a joint fashion show, which would give students an even more remarkable real-world experience as they prepare for careers in fashion.

In April 2001, IADT/Orlando opened its newly-built campus. The beautiful facilities feature cross-platform computer labs, installed with industry-standard software.

In Canada, IADT's Toronto Film School became the educational partner of the Toronto Film Festival for the first time. The prestigious festival is one of the largest in the world.

The school also is now the largest trainer in AVID, the industry's leading digital video editing system. The demand for AVID-trained video editors continues to grow because Toronto is the third largest center for film production in North America.

The Toronto school also established a new link with Brooks Institute of Photography. Toronto film



students will be able to transfer to Brooks to earn higher academic credentials.

Program Transplants Help CEC Campuses Learn From Each Other

DON'T REINVENT THE WHEEL. That's the approach to curriculum development which has become a primary driver of Career Education Corporation's impressive same-school population growth, which in 2001 topped 20 percent.

"Transplanting successful curricular programs from the schools where they were originated to other campuses throughout the CEC system is a highly efficient means of leveraging our investments in curriculum development, course materials and marketing," says Dr. Patricia Kapper, Senior Vice President of Education. "It also allows campuses to implement new programs much faster than if they developed them from scratch."

In 2001, seven CEC campuses completed 12 program transplants in animation, visual communications, interactive media, interior design, fashion design and merchandising, telecommunications, computer graphics, e-commerce, PC LAN and computer programming. "These programs had an immediate positive impact on enrollment and revenues everywhere they were adopted," Kapper says.

Schools and the corporate office work together to identify transplant curricula candidates from across the system. "We look for programs with broad appeal to both students and employers," Kapper says.

In 2001, the first curricular program ever developed at the corporate level was launched at two campuses. "We created an e-commerce program and then put it out to the system for adoption and adaptation," Kapper says. "The program offers two separate options: one focusing on programming and the other on establishing and managing an e-commerce business. Initial student response to both approaches has been very strong."

Before investing the time, effort and capital to launch a new curricular program, schools must assess the program's appeal to prospective students and how well it fits with area employers'



EXTENDING KATHARINE GIBBS BRAND TO NEW CURRICULA AND MARKETS IGNITES GROWTH

The Katharine Gibbs name has been synonymous with excellence in the business studies educational niche for more than 90 years. Since acquiring the Katharine Gibbs Schools in 1997, Career Education Corporation has extended the recognition and credibility of this powerful brand to new curricula and new geographic markets — and ignited the schools' growth in the process.

"Under CEC's ownership, we have been able to invest in new campuses, new academic programs, more faculty, upgraded facilities and improved marketing," says Patricia Martin, Vice President and Managing Director of the Gibbs Division.

Two new campuses have joined the Gibbs network — an acquired business school in Vienna, Virginia (now named Gibbs School/Vienna), and CEC's first-ever start-up campus, the Katharine Gibbs School/Philadelphia. Program additions at Gibbs campuses include visual communications, digital media, fashion design and merchandising.



In 2001, seven campuses completed 12 program transplants in interior design, fashion design and merchandising, animation, visual communication — just to name a few.


cec
FOCUS...

CEC Sets Placement Records; Launches Web Site to Match Graduates and Employers

At CEC, helping students turn dreams into futures goes beyond the classroom door. It also requires assisting them in finding and securing the job that will launch them on a rewarding and fulfilling career. That's where CEC's placement professionals enter the picture.

"Once again in 2001, CEC posted an outstanding placement record, as 92 percent of its graduates system-wide found a job in their chosen field of study within six months of graduation," says Kathy Bennicoff, CEC's Director of Placement.

continued on back of flap



LATEST PLACEMENT INNOVATION
The new placement Web site provides CEC with another effective tool for bringing together graduates and prospective employers. It will be particularly useful for graduates who want to relocate to an area other than where they went to school.

The economic downturn in 2001 made this performance even more noteworthy, Bennicoff says. "Our graduates were well prepared to compete successfully in the tighter job markets because CEC's academic programs are current with employer needs and requirements. We also advised graduates to broaden their job searches. For example, we directed culinary arts graduates to opportunities in hospitals, senior care facilities and other institutional settings where demand remained strong."

CEC's latest placement innovation is a global Web site that links all of the CEC schools together. On this site graduates and alumni of CEC schools can post their resumes and employers can list job openings.

"The new placement Web site will be particularly useful for graduates who want to relocate to an area other than where they went to school. For example, an east coast graduate who wants to check out job opportunities in Silicon Valley can log on and pull up all the openings posted by prospective employers there. The graduate then can contact a placement professional at the appropriate CEC school to pursue any jobs of interest. Employers also can use the site to scan through resumes posted by graduates throughout the CEC system.



"The new Web site will provide CEC with another effective tool for bringing together graduates with prospective employers, which is what placement is all about," Bennicoff says.

eam

business administration, office administration and computer network operations.

"Broadening our curricular options has shifted our student population mix," Martin says. "The ratio of women to men has gone from 80-20 to 50-50. We also are attracting more adult students, particularly in our rapidly growing night programs."

Gibbs campuses continue to offer many diploma and certificate programs, but associate degree programs are becoming the standard, Martin says. "Some campuses are pursuing approval to offer bachelor's degree programs as well, and that is the path all our campuses will take in the future."

An agreement with American InterContinental University allows students to apply Gibbs course credits toward an AIU bachelor's degree in the same academic program. "Our students also can receive credit toward their Gibbs degree for participating in the AIU Study Abroad program at its London campus," Martin says.

Another change since the acquisition is the adoption of the Gibbs College name at campuses where state regulations allow. "That name retains a strong link to our heritage while also encompassing our

needs. "The fact that a program has performed well at its original campus does not mean it is guaranteed success at a new location, so a needs analysis is a critical first step in the process," Kapper says.

Also important is recruiting an advisory board comprising local employers in fields relevant to the program in question. "The objective opinions of the advisory board members serve as a vital reality check," Kapper says. "As leaders in their field, they also can provide current insight into the knowledge and job skills that CEC graduates will need to launch a successful career."

In addition, the benefits of the advisory board extend far beyond curriculum development. Many board members become referral sources for prospective students and employers for CEC student interns or graduates.

Once CEC decides to transplant an existing program, it uses information from the needs analysis and the advisory board's input to adapt the program for its specific requirements. "Transplanted programs always bear a strong family resemblance to the original, but they're not identical twins," Kapper says. "For example, a software-intensive program should instruct students in the specific software packages that are in widest use among local employers, and those may or may not be the same ones that were popular in the area where the program was originated."

Launching a program transplant typically requires about nine months to secure necessary approvals from regulatory and accrediting bodies, hire a program chair and faculty, purchase necessary instructional equipment and prepare classrooms or laboratories, and develop and initiate the marketing campaign. "Our extensive experience with program transplants enables us to help the schools stay on schedule and avoid overlooking important details," Kapper says.

An additional 15 program transplants are planned for 2002, including an e-commerce program at several campuses, marketing management, visual communications, network communications, criminal justice and the Le Cordon Bleu restaurant management program.

"Several schools also intend to transplant AIU's bachelor's of information technology program once they receive the necessary degree-granting approval," Kapper says.

broader academic focus," Martin says. "We have a long-term goal of regional accreditation, which when received will allow us to use the Gibbs College name system-wide."

Continued geographic expansion is a central element of the Gibbs Division's growth strategy. "Our goal is to continue to build the network of Gibbs campuses through acquisitions and start-ups," Martin says. "We also plan to



open more branch locations of existing campuses in major population centers. While branches operate as fully independent campuses, their accreditation is linked to the main campus, allowing a faster launch.

"The Gibbs brand remains one of our most powerful assets, and expanding its reach and impact will continue to drive our growth and success," Martin says.

"An advisory board comprised of local employers in fields relevant to the programs in question is also an important element in curriculum development. As leaders in their field, they can provide current insight into the knowledge and job skills that CEC graduates will need to launch a successful career. In addition, many board members become referral sources for prospective students and employers for CEC student interns or graduates."

CONTENTS:

While acquisitions are critical to CEC's growth strategy, internal growth is the engine that drives our success.

Report of Independent Public Accountants

To the Stockholders of Career Education Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Career Education Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001 and, in our report dated January 29, 2002, we expressed an unqualified opinion on those statements. As explained in Note 4 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for application and registration fees to comply with specific provisions and guidance of Staff Accounting Bulletin No. 101, *Revenue Recognition.* In our opinion, the information set forth in the condensed consolidated financial statements on pages 15 through 17, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP
CHICAGO, ILLINOIS
JANUARY 29, 2002

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS, EXCEPT EPS)	2001	2000	1999
REVENUE			
Tuition and registration fees, net	$ 477,333	$ 295,674	$ 199,057
Other, net	51,907	29,619	17,747
Total net revenue	**529,240**	**325,293**	**216,804**
OPERATING EXPENSES			
Educational services and facilities	213,916	129,628	85,490
General and administrative	215,684	135,691	96,406
Depreciation and amortization	30,818	20,594	14,557
Total operating expenses	**460,418**	**285,913**	**196,453**
Income from operations	**68,822**	**39,380**	**20,351**
Interest income	734	1,484	329
Interest expense	(1,493)	(1,358)	(1,482)
Share of affiliate earnings	1,674	—	—
Total other income (expense)	**915**	**126**	**(1,153)**
Income before provision for income taxes and cumulative effect of change in accounting principle	**69,737**	**39,506**	**19,198**
Provision for income taxes	31,382	17,322	8,255
Income before cumulative effect of change in accounting principle	**38,355**	**22,184**	**10,943**
Cumulative effect of change in accounting principle, net of taxes of $587	—	(778)	—
Net income	**$ 38,355**	**$ 21,406**	**$ 10,943**
Basic			
Income before cumulative effect of change in accounting principle	$ 0.88	$ 0.59	$ 0.36
Net income	$ 0.88	$ 0.57	$ 0.36
Diluted			
Income before cumulative effect of change in accounting principle	$ 0.85	$ 0.57	$ 0.34
Net income	$ 0.85	$ 0.55	$ 0.34
Weighted average shares outstanding			
Basic	43,751	37,374	30,740
Diluted	45,390	38,780	31,756

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31 (AMOUNTS IN THOUSANDS)	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 39,675	$ 33,742
Receivables, net of allowance for doubtful accounts	62,813	33,651
Inventories, prepaid expenses and other current assets	28,106	18,837
Total current assets	130,594	86,230
Property and equipment, net	148,044	90,836
Intangible assets, net	204,596	93,634
Other assets	7,555	9,999
Total other assets	360,195	194,469
Total Assets	**$ 490,789**	**$ 280,699**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 44,369	$ 4,494
Accounts payable	14,206	7,608
Accrued expenses	20,910	21,202
Deferred tuition revenue	40,888	23,610
Total current liabilities	120,373	56,914
Long-term liabilities:		
Long-term debt, net of current maturities	45,553	14,626
Deferred income tax liabilities	8,245	6,185
Other long-term liabilities	10,213	2,081
Total long-term liabilities	64,011	22,892
Stockholders' equity	306,405	200,893
Total liabilities and stockholders' equity	**$ 490,789**	**$ 280,699**

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 (AMOUNTS IN THOUSANDS)	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 38,355	$ 21,406	$ 10,943
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,818	20,594	14,557
Deferred income taxes	13,167	4,363	750
Cumulative effect of change in accounting principle	—	778	—
Compensation expense related to options	52	52	61
Loss on sale of property and equipment	10	22	—
Changes in operating assets and liabilities, net of acquisitions	(30,421)	(21,579)	7,880
Net cash provided by operating activities	**51,981**	**25,636**	**34,191**
CASH FLOWS FROM INVESTING ACTIVITIES			
Business acquisitions, net of acquired cash	(44,212)	(31,651)	(42,136)
Acquisition transaction costs	(1,953)	(3,273)	(1,554)
Purchases of property and equipment, net	(54,550)	(28,453)	(12,169)
Change in investment in affiliate	23	—	—
Net cash used in investing activities	**(100,692)**	**(63,377)**	**(55,859)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock	10,971	67,952	16,623
Equity and debt financing costs	(30)	(4,125)	(2,094)
Payments of long-term debt	(16,655)	(2,929)	(1,568)
Payments of capital lease obligations	(6,878)	(3,509)	—
Net proceeds from (payments of) revolving loans under Credit Agreement	67,500	(30,500)	29,750
Net cash provided by financing activities	**54,908**	**26,889**	**42,711**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(264)**	**(151)**	**154**
Net increase (decrease) in cash and cash equivalents	5,933	(11,003)	21,197
Cash and cash equivalents, beginning of year	33,742	44,745	23,548
Cash and cash equivalents, end of year	**$ 39,675**	**$ 33,742**	**$ 44,745**

The consolidated financial statements and accompanying footnotes are included in the Company's Form 10-K.

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602
Attn: Shareholder Services
(312) 588-4991

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, IL 60195
Phone: (847) 781-3600
Facsimile: (847) 781-3610
Web site: www.careered.com

ANNUAL MEETING OF STOCKHOLDERS

The annual meeting of stockholders of Career Education Corporation will be held on May 17, 2002, 10:00 a.m. (Central Time).

REPORTS AND PUBLICATIONS

Copies of CEC's Form 10-K and Form 10-Q's as filed with the Securities and Exchange Commission may be obtained without charge by accessing the SEC's Web site at www.sec.gov, or the Company's Web site at www.careered.com.

INDEPENDENT ACCOUNTANTS

Arthur Andersen LLP
33 West Monroe Street
Chicago, Illinois 60603

Safe Harbor Statement

This Annual Report contains various forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon various assumptions, and certain risks and uncertainties could cause actual results to differ materially from those stated. Factors that could cause such differences include risks and other matters disclosed in the Company's filings with the Securities and Exchange Commission. Career Education Corporation assumes no obligation to update its forward looking statements.

Common Stock

The Company's Common Stock trades on the Nasdaq National Market System under the symbol CECO. The company has not paid any cash dividends to its common stockholders since its inception and does not intend to pay any cash dividends in the foreseeable future. As of March 19, 2002 there were 68 holders of record of CEC's common stock. The range of high and low closing sale prices for the last two fiscal years for the Common Stock reflects CEC's 2 for 1 stock splits affected in the form of stock dividends in August 2000 and October 2001, which is as follows:

00 QUARTER ENDED	HIGH	LOW
March 31, 2000	$ 9.94	$ 7.78
June 30, 2000	$ 12.31	$ 7.00
September 30, 2000	$ 22.63	$ 12.06
December 31, 2000	$ 22.75	$ 13.00

01 QUARTER ENDED	HIGH	LOW
March 31, 2001	$ 25.63	$ 15.47
June 30, 2001	$ 30.68	$ 22.72
September 30, 2001	$ 33.61	$ 21.69
December 31, 2001	$ 36.52	$ 22.87

UNITED STATES

ARIZONA

Collins College IT, VC*
Tempe
www.collinscollege.edu

Scottsdale Culinary Institute CA
Scottsdale
www.scichefs.com

CALIFORNIA

American InterContinental University B, IT, VC
Los Angeles
www.aiula.edu

Brooks College VC
Long Beach
www.brookscollege.edu

Brooks College VC
San Jose (Location: Milipitas)
www.brookssanjose.com

Brooks Institute of Photography VC
Santa Barbara
www.brooks.edu

California Culinary Academy CA
San Francisco
www.baychef.com

California School of Culinary Arts CA
Pasadena
www.scsca.com

CONNECTICUT

Gibbs College B, IT, VC
Norwalk
www.gibbscollege.com

FLORIDA

American InterContinental University B, IT
Ft. Lauderdale
www.aiuftlaud.com

International Academy of Design and Technology B, IT, VC
Orlando
www.iadt.edu

International Academy of Design and Technology VC, IT
Tampa
www.iadtampa.com

Orlando Culinary Academy CA
Orlando
www.orlandoculinary.com

GEORGIA

American InterContinental University B, VC
Atlanta (Location: Buckhead)
www.aiubuckhead.com

American InterContinental University IT, VC
Atlanta (Location: Dunwoody)
www.aiudunwoody.com

ILLINOIS

The Cooking and Hospitality Institute of Chicago CA
Chicago
www.chicnet.org

Harrington Institute of Interior Design VC
Chicago
www.interiordesign.edu

International Academy of Design and Technology VC, IT
Chicago
www.iadtchicago.com

MASSACHUSETTS

Katharine Gibbs School B, IT, VC
Boston
www.kgibbsboston.com

MINNESOTA

Brown College IT, VC

Brown Culinary CA
Minneapolis
www.browncollege.edu

NEW HAMPSHIRE

McIntosh College B, IT, VC

Atlantic Culinary Academy CA
Dover
www.mcintoshcollege.com

NEW JERSEY

Gibbs College B, IT, VC
Montclair
www.gibbsmontclair.com

Katharine Gibbs School B, IT, VC
Piscataway
www.gibbseducation.com

NEW YORK

Briarcliffe College B, IT, VC
Bethpage
www.briarcliffe.edu

Briarcliffe College B, IT, VC
Patchogue
www.briarcliffe.edu

Katharine Gibbs School B, IT, VC
Melville
www.gibbsmelville.com

Katharine Gibbs School B, IT, VC
New York
www.gibbsny.com

OREGON

Western Culinary Institute CA
Portland
www.westernculinary.com

PENNSYLVANIA

Allentown Business School B, IT, VC
Allentown
www.chooseabs.com

International Academy of Design and Technology B, IT, VC

International Culinary Academy CA
Pittsburgh
www.iadtpitt.com

Katharine Gibbs School B, IT, VC
Philadelphia (Location: Norristown)
www.pagibbs.com

Pennsylvania Culinary Institute CA
Pittsburgh
www.paculinary.com

RHODE ISLAND

Katharine Gibbs School B, IT, VC
Providence
www.kgibbsprovidence.com

TEXAS

Texas Culinary Academy CA
Austin
www.txca.com

VIRGINIA

Gibbs School B, IT, VC
Vienna
www.gibbsschool.com

WEST VIRGINIA

International Academy of Design and Technology B, IT, VC
Fairmont
www.iadtwv.com

*PRINCIPAL CURRICULA:

B = Business Studies
CA = Culinary Arts
IT = Information Technology
VC = Visual Communication and Design Technologies

INTERNATIONAL

CANADA

ONTARIO

International Academy of Design and Technology VC, IT
Ottawa
www.iadtottawa.com

International Academy of Design and Technology VC, IT
Toronto
www.iaod.com

SoftTrain College IT
Toronto
www.softtrain.com

QUEBEC

International Academy of Design VC, IT
Montreal
www.iad-mtl.com

UNITED ARAB EMI

American University of Dubai B, IT, VC
Dubai
www.aiustudyabroad.com

UNITED KINGDOM

American InterContinental University B, VC
London
www.aiulondon.ac.uk

E-LEARNING

American InterContinental University Online B, IT, VC
Hoffman Estates
www.aiu-online.com

BOARD OF DIRECTORS

John M. Larson
Chairman, President and
Chief Executive Officer

Patrick K. Pesch
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary

Robert E. Dowdell
Chief Executive Officer of
Marshall & Swift, L.P.

Thomas B. Lally
Former President of Heller Equity
Capital Corporation

Wallace O. Laub
Former Executive Vice President
of National Education Centers, Inc.

Keith K. Ogata
President of 3K Financial
Corporation

CORPORATE OFFICERS AND MANAGEMENT

John M. Larson
Chairman, President and
Chief Executive Officer

Patrick K. Pesch
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary

Nick Fluge
Executive Vice President
of Operations and Chief Operating
Officer — E-Learning Division

Jacob P. Gruver
Executive Vice President
of Operations and Assistant
Secretary

Dr. Jon Coover
Senior Vice President of Marketing

Dr. Patricia A. Kapper
Senior Vice President of Education

Steve B. Sotraidis
Senior Vice President of Operations

Todd H. Steele
Senior Vice President of
Strategic Planning
and Development

J. Patrick Andrews
Vice President of Advertising

Mari-Ann Deering
Vice President
of Human Resources

John P. Graham
Vice President of Corporate
Finance and Accounting

Mark H. Griesbaum
Chief Information Officer

Patricia Martin
Vice President and Managing
Director — Gibbs Division

Carol L.A. Menck
Vice President of
Student Management

Robert W. Nachtsheim
Vice President of Divisional Finance
and Accounting and Assistant
Secretary

Paul R. Ryan
Vice President and Managing
Director — Culinary Division

Jeffrey S. Tice
Vice President and Managing
Director — Academy Division

Mark J. Tobin
Vice President of Student
Finance and Regulatory Affairs

Dr. James B. Vernon
Vice President and Managing
Director — College Division

Brian R. Williams
Chief Executive Officer AIU
and Vice President and Managing
Director — University Division

FINANCIAL ANALYSTS WHO FOLLOW
CAREER EDUCATION CORPORATION (AS OF MARCH 2002)

Howard Block
Banc of America Securities
600 Montgomery Street
San Francisco, CA 94111

Alexander Paris, Jr.
Barrington Research
Associates
161 North Clark Street
Suite 2950
Chicago, IL 60601

Matthew Litfin
William Blair and Company
222 West Adams Street
Chicago, IL 60606

Gregory Capelli
Credit Suisse First Boston
227 West Monroe Street
Suite 4200
Chicago, IL 60606

Mark Farano
First Analysis Securities
Corporation
9500 Sears Tower
Chicago, IL 60606

Gerald Odening
J.P. Morgan H&Q
270 Park Avenue
44th Floor
New York, NY 10017

Bob Craig/Jerry Herman
Legg Mason Wood Walker
200 Public Square
Suite 2950
Cleveland, OH 44114

Richard Close
SunTrust Robinson-
Humphreys Equity
Capital Markets
800 Nashville City Center
Nashville, TN 37219

Mark Marostica
US Bancorp Piper Jaffray
800 Nicollet Mall
Minneapolis, MN 55402



BOARD OF DIRECTORS
(From left to right) Keith K. Ogata, Wallace O. Laub, Thomas B. Lally, John M. Larson, Robert E. Dowdell, and Patrick K. Pesch.

We have a powerful reason for being that excites enthusiasm and translates into a win-win for all: an outstanding education and lifetime career skills for our students, a highly qualified work force for employers, rewarding careers for our employees, and outstanding returns for our shareholders.

CAREER EDUCATION CORPORATION

Career Education Corporation
2895 Greenspoint Parkway
Suite 600
Hoffman Estates, Illinois 60195
www.careered.com
Nasdaq symbol: CECO

